SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13º floor
Website	www.eletrobras.com
Investor Relations Director	Armando Casado de Araujo
E-mail: df@eletrobras.com
Phone: (21) 2514-6431
Fax: (21) 2514-5714
Investor Relations Officer	Arlindo Soares Castanheira
E-mail: arlindo@eletrobras.com
Phone: (21) 2514-6331
Fax: (21) 2514-5964
Newspapers where the shareholding acts are published

In 2012, the company’s legal subjects are going to be published on the following newspapers:

Correio Braziliense - Brasília

O Globo – Rio de Janeiro

Valor Econômico – São Paulo

Gazeta Mercantil – Nacional.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2011
EVENT	DATE
Availability to Shareholders	04/18/2012
Publication	05/07/2012
Disclosure in the website of CVM/BM&FBovespa/SEC	04/17/2012

Standardized Financial Statements – DFP, for the year ended December 31, 2011
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	04/17/2012

Annual Information (Resolution 480-CVM), for the year (December 31, 2012)
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	05/31/2012

ITR – Quarterly Information

EVENT	DATE
Regarding 1st Quarter	05/31/2012
Regarding 2nd Quarter	08/14/2012
Regarding 3rd Quarter	11/14/2012

Ordinary Stockholders Meeting

EVENT	DATE
Publication of the Announcement to Shareholders	05/03/2012
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBovespa/SEC with the Administration Proposal	05/03/2012
Ordinary Stockholders Meeting	05/18/2012
Disclosure of the main deliberations of the Ordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC	05/18/2012
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC	05/21/2012

1

Extraordinary Stockholders Meeting

EVENT	DATE
Publication of the Notice to Shareholders	11/16/2012
Disclosure of the Notice to Shareholders in the website of CVM/BM&FBovespa/SEC	11/14/2012
Extraordinary Stockholders Meeting	12/03/2012

Public meeting with analysts

EVENT	DATE
Public meeting with analysts (Apimec Rio- 06:00 pm - Sede da Apimec RJ – Av. Rio Branco, 103, 21º andar, centro, RJ)	09/03/2012
Public meeting with analysts (Apimec São Paulo- 04:00 pm - Hotel Maksoud Plaza – Al. Campinas, 150, Vila Bela, São Paulo, SP)	09/04/2012
Road show – Europe	09/05/2012
Public meeting with analysts (Apimec Rio- 06:00 pm - Sede da Apimec RJ – Av. Rio Branco, 103, 21º andar, centro, RJ)	04/18/2012
Public meeting with analysts (Apimec São Paulo- 04:00 pm - Hotel Maksoud Plaza – Al. Campinas, 150, Vila Bela, São Paulo, SP)	04/19/2012
Road show – cost to cost USA	04/23 to 27/2012

Conference Call

EVENT	DATE
Conference Call at 11:00 am – Brasília time (presentation of the financial statements - December 2011). The access number will be announced through the site and specific Announcement	04/18/2012
Conference Call at 11:00 am – Brasília time (presentation of the financial statements – March 2012). The access number will be announced through the site and specific Announcement	05/18/2012
Conference Call at 11:00 am – Brasília time (presentation of the financial statements – June 2012). The access number will be announced through the site and specific Announcement	08/16/2012
Conference Call at 11:00 am – Brasília time (presentation of the financial statements – September 2012). The access number will be announced through the site and specific Announcement	11/19/2012

2

Board of Directors meetings already scheduled

EVENT	DATE
Board of Directors meeting (analysis of proposed extension of concessions and resignation of a member of the Board of Direstors)	11/13/2012
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	11/13/2012
Board of Directors meeting (approval of the characteristics and conditions for the issuance of non-convertible debentures into shares)	08/23/2012
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	08/26/2012
Board of Directors meeting (approval of the selection process of the custodian bank ADR programs)	07/31/2012
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	08/03/2012
Board of Directors meeting (to deliberate on the financial statements and results destination)	04/16/2012
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	04/17/2012
Board of Directors meeting (to deliberate on the financial statements and results destination – not deliberated see meeting schedule for 04/16/2012)	03/29/2012
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	03/29/2012

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.